Exhibit 99.2
PRE-CONDITIONAL VOLUNTARY GENERAL OFFER
by
(Company Registration No. 197201862K)
(Incorporated in the Republic of Singapore)
for and on behalf of
MEDIARING LTD
(Company Registration No. 199304568R)
(Incorporated in the Republic of Singapore)
to acquire all the issued ordinary shares in the capital of
PACIFIC INTERNET LIMITED
(Company Registration No. 199502086C)
(Incorporated in the Republic of Singapore)
other than those already held by the Offeror, its related corporations or the respective nominees of the Offeror or its related corporations as at the date of the Offer

CAUTIONARY NOTE:
The Offeror (as defined herein) has not yet commenced the Offer (as defined herein). The Offer, if made, will be made only pursuant to an Offer Document (as defined herein) and related materials that the Offeror presently intends to distribute to holders of the PacNet Shares (as defined herein). Holders of the PacNet Shares should read carefully the Offer Document and related materials when they become available because they will contain important information. Assuming the Offer is made, holders of the PacNet Shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer Document and other documents that the Offeror intends to file with the U.S. Securities and Exchange Commission (the “SEC”) at the SEC’s website at www.sec.gov. These materials contain important information and holders of the PacNet Shares are urged to read them carefully prior to making any decision with respect to their PacNet Shares or the Offer.

1.	INTRODUCTION

UOB Asia Limited (“UOB Asia”) wishes to announce, for and on behalf of MediaRing Ltd (the “Offeror” or “MediaRing”), that, subject to the satisfaction or waiver, if applicable, of the Pre-Conditions as referred to in Section 2 below, the Offeror intends to make a voluntary conditional general offer (the “Offer”) to acquire all the issued ordinary shares (the “PacNet Shares”) in the capital of Pacific Internet Limited (“PacNet”), other than those already held by the Offeror, its related corporations or the respective nominees of the Offeror or its related corporations as at the date of the Offer.

Pursuant to Sub-section 10.8.1 of the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (“Competition Code”), the prior written approval of the Info-Communications Development Authority of Singapore (“IDA”) must be obtained in respect of MediaRing’s proposal to acquire a direct ownership interest in PacNet pursuant to the Offer, since the Offer, if made and if it becomes unconditional, would result in MediaRing holding an ownership interest in PacNet of 12% or more.

Under the Advisory Guidelines Governing Tender Offer Process under Section 10 of the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (the “Tender Offer Guidelines”) issued by the IDA, when a potential offeror intends to make a voluntary offer for shares in an offeree (being a licensee under the Competition Code), the potential offeror must announce a pre-conditional offer and the potential offeror and the offeree shall apply to the IDA for prior approval (the “IDA Approval”) before the potential offeror makes the voluntary offer.

Moreover, MediaRing is required to obtain the approval of its shareholders to implement and effect the proposed Offer, and possibly other governmental and regulatory authorisations in connection with the acquisition of PacNet Shares pursuant to the proposed Offer. MediaRing intends to obtain the aforesaid approvals before it makes the proposed Offer, and MediaRing’s Announcement of the pre-conditional Offer herein is made with this intent. The Offeror intends to commence the Offer as soon as practicable after the foregoing approvals are obtained and the other conditions set out in the Appendix hereto are satisfied or waived, if applicable. Accordingly, all references to the Offer in this Announcement refer to the possible Offer which will only be made if and when the pre-conditions described in the Appendix hereto are satisfied or waived, if applicable.

2.	PRE-CONDITIONS TO THE MAKING OF THE OFFER

The making of the proposed Offer and the posting of the formal offer to purchase document containing the terms and conditions of the Offer (the “Offer Document”) will be subject to, and will only take place following, the satisfaction or waiver, if applicable, of the pre-conditions set out in the Appendix to this Announcement (collectively, “Pre-Conditions” and each a “Pre-Condition”). The Pre-Conditions include, without limitation:-
(a)	the shareholders of MediaRing having passed the necessary resolutions to approve, implement and effect the Offer, and the acquisition of any PacNet Shares pursuant to the Offer (including pursuant to any compulsory acquisition pursuant to Section 215 of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”)) at a general meeting of the shareholders of MediaRing (or any adjournment thereof); and

(b)	all approvals, authorisations, clearances, licences, orders, confirmations, consents, exemptions, grants, permissions, recognitions and waivers (the “Authorisations”) necessary or appropriate for or in connection with the Offer, the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of any member of the PacNet group or any associated companies of PacNet (“PacNet Affiliates”) by MediaRing, and/or to carry on the business of any member of the PacNet group or any PacNet Affiliate, including without limitation, the IDA Approval, from all governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever in any jurisdiction (each a “Relevant Authority”) and including without limitation, Relevant Authorities having jurisdiction over any member of the MediaRing group or any of its associated companies (“MediaRing Affiliates”), and from persons or bodies with whom any member of the MediaRing group or any MediaRing Affiliate or any member of the PacNet group or any PacNet Affiliate has entered into contractual arrangements) (i) having been obtained; (ii) if such Authorisations are subject to conditions, the fulfilment prior to the Cut-off Date (as defined below) of all such conditions which are required to be fulfilled prior to the Cut-off Date; and (iii) such Authorisations remaining in full force and effect and no notice or intimation of any intention to revoke, modify or not to renew any of the same having been received and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any jurisdiction having been complied with.
If and when the Pre-Conditions are satisfied or waived, UOB Asia, for and on behalf of the Offeror, intends to announce the firm intention on the part of the Offeror to make the Offer (the “Offer Announcement”). In accordance with the requirements under the Singapore Code on Take-overs and Mergers (the “Singapore Code”), the Offer Document will be despatched to the shareholders of PacNet (“PacNet Shareholders”) not earlier than 14 days and not later than 21 days from the date of the Offer Announcement, if made. However, in the event that the Pre-Conditions are not satisfied or waived (as applicable) by the Offeror (as the case may be) on or before 31 May 2006 or such later date as the Offeror may determine in consultation with the Securities Industry Council of Singapore (the “SIC”) (the “Cut-off Date"), the Offer will not be made and UOB Asia will issue an announcement as soon as reasonably practicable thereafter.

3.	THE OFFER

3.1	Offer Terms. Subject to the satisfaction or waiver (if applicable) of the Pre-Conditions, the Offeror intends to make the Offer for all the PacNet Shares, other than the PacNet Shares already held as at the date of the Offer by the Offeror, its related corporations or the respective nominees of the Offeror or its related corporations (the “Offer Shares"), in accordance with Rule 15 of the Singapore Code and the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and subject to the terms and conditions set out in the Offer Document to be issued by UOB Asia for and on behalf of the Offeror.

The Offeror currently owns 651,572 PacNet Shares, representing approximately 4.86% based on 13,404,147 issued shares of PacNet as shown in the search conducted with the Accounting and Corporate Regulatory Authority of Singapore as at 24 February 2006.

The Offer, if made, will be on the following basis:-

For each Offer Share: US$8.25 in cash (“Offer Price”)

The Offer Price represents:
(a)	a premium of approximately 27.7% over the closing price per PacNet Share on the NASDAQ National Market of US$6.4600 as at 24 February 2006, being the Market Day immediately preceding the date of this Announcement; and

b)	a premium of approximately 27.6% over the average closing price per PacNet Share of US$6.4675 for the one month preceding the date of this Announcement.
The Offer Shares are to be acquired fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of this Announcement (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2005).

The Offer Shares may be held by a nominee company(ies) on behalf of the Offeror. The Offeror also reserves the right to transfer any of the Offer Shares to any of its related corporations.

3.2	Offer Shares. The Offer, if made, will be extended, on the same terms and conditions, including the same Offer Price, to:
(a)	all the issued PacNet Shares, including those PacNet Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert(1) with the Offeror in connection with the Offer (other than the Offeror, its related corporations or the respective nominees of the Offeror or its related corporations); and

(b)	all new PacNet Shares unconditionally issued or to be issued pursuant to the valid exercise, prior to the close of the Offer, of any options (each, an “Option”) to subscribe for new PacNet Shares granted under the 1999 Share Option Plan (the “PacNet 1999 Share Option Plan”).
For the purpose of the Offer, the expression “Offer Shares” shall include all such PacNet Shares.

(1)	Under the Singapore Code, persons “acting in concert” (as defined in the Singapore Code) with MediaRing in connection with the Offer, shall comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company, and shall be presumed to include, inter alia, the following unless the contrary is established:

(a)	the following companies:-
	(i)	a company;
	(ii)	the parent of (i);
	(iii)	the subsidiaries of (i);
	(iv)	the fellow subsidiaries of (i);
	(v)	the associated companies of any of (i), (ii), (iii) or (iv); and
	(vi)	companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);

(b)	a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c)	a company with any of its pension funds and employee share schemes; and

(d)	partners.

3.3	Conditional Offer. The Offer, if made, will be conditional upon the following:-
(a)	Minimum acceptance condition. The Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with the PacNet Shares owned, controlled or agreed to be acquired by the Offeror and parties acting or deemed to be acting in concert with it (either before or during the Offer and pursuant to the Offer), will result in the Offeror and parties acting or deemed to be acting in concert with it holding such number of PacNet Shares carrying more than 50% of the voting rights attributable to the issued share capital of PacNet (2);

(b)	Conditions similar to Pre-Conditions. Conditions in terms substantially similar to the Pre-Conditions (subject to such modifications as may be required by the Offeror after prior consultation with the SIC); and

(c)	Other conditions. Such other conditions as may be imposed by the Offeror after prior consultation with the SIC.

The conditions of the Offer will be set out in detail in the Offer Announcement, if made.
4.	OPTIONS

Under the rules of the PacNet 1999 Share Option Plan, the Options are not freely transferable by the holders thereof. In view of this restriction, if the Offer is made, the Offeror will not make an offer to acquire the Options (although for the avoidance of doubt, the Offer, if made, will be extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the close of the Offer). The Offeror will, however, in accordance with Rule 19(3) of the Singapore Code, make an appropriate offer or proposal to the holders of such Options, in the event the Offer is made.

5.	INFORMATION ON THE OFFEROR

The Offeror was incorporated under the name of “Mediacom Technologies Pte Ltd” on 15 July 1993. On 18 October 1999, the Offeror changed its name to MediaRing.com Pte Ltd”. It changed its name to “MediaRing.com Ltd” when it was converted to a public company on 25 October 1999. On 19 November 1999, MediaRing was listed on the Official List of the SGX-ST. On 6 November 2002, it changed its name to MediaRing Ltd.

As at the date of this Announcement, MediaRing has an issued and paid-up share capital of S$90,791,756.90 comprising 907,777,779 ordinary shares.

The principal activities of MediaRing and its subsidiaries (the “MediaRing Group”) are marketing and sale of telecommunication services. Prior to the financial year ended 31

(2)	Under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the Offeror is not allowed to acquire any PacNet Shares after the release of this Announcement other than pursuant to the Offer (if made) until the Offer expires or is terminated, as the case may be.

(3)	Under the Singapore Code, Rule 19 states, inter alia, that where an offer is made for equity share capital and the offeree company has instruments convertible into, rights to subscribe for and options in respect of securities being offered for or which carry voting rights (“stocks”) outstanding, the Offeror must make an appropriate offer or proposal to the holders of the stocks. Equality of treatment is required.

December 2001 (“FY 2001”), the principal activities of the MediaRing Group were advertising and the provision of free Voice over Internet Protocol (“VoIP”) communication services. Since FY 2001, the MediaRing Group embarked on a new set of principal activities to transform from the provision of free telecommunications services to a fee-based model delivering telecommunication services via the Internet with a focus on the VoIP services to carriers, enterprises, service providers and consumers globally. MediaRing is also engaged in research and development, design and marketing of telecommunication software.

6.	INFORMATION ON PACNET

PacNet was incorporated in Singapore on 28 March 1995 as Sembawang Media Pte Ltd, and changed its name to Pacific Internet Pte Ltd on 17 March 1998. On 23 November 1998, it was converted to a public company and was listed on the NASDAQ National Market on 5 February 1999.

Based on publicly available information as at the date of this Announcement, PacNet is one of the leading Internet Service Providers of data, voice and video Internet services with established presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia.

Based on a search conducted at the Accounting and Corporate Regulatory Authority of Singapore on 24 February 2006, PacNet has an issued and paid-up share capital of S$26,808,294 comprising 13,404,147 ordinary shares.

Based on the SEC filing dated 14 February 2006 of PacNet in relation to its unaudited consolidated financial statements for the financial year ended 31 December 2005 (“FY 2005”), the unaudited consolidated net asset value of PacNet was approximately US$61.1 million as at 31 December 2005 and its unaudited consolidated earnings amounted to approximately US$6.5 million for FY 2005.

Based on the SEC filing dated 14 February 2006 of PacNet in relation to its unaudited financial statements for FY 2005, there were 1,125 outstanding options with an exercise price of US$3.09 under the PacNet 1999 Share Option Plan, as at 31 December 2005. Based on the Annual Report of PacNet for the financial year ended 31 December 2004, PacNet had an aggregate of 534,364 outstanding options with an exercise price of S$11.22, and 678,000 outstanding options with an exercise price of S$16.92 under the PacNet 1999 Share Option Plan, as at the end of the financial year ended 31 December 2004.

Based on a search conducted at the Accounting and Corporate Regulatory Authority of Singapore on 24 February 2006, the Directors of PacNet were Messrs Tan Bien Kiat, Phey Teck Moh, Chew Hai Chwee, Claude Roger Charles, Johnson Tan Chin Kwang and Lim Soon Hock.

Based on the announcement by PacNet filed with the SEC on 24 February 2006, Vantage Corporation Limited (“Vantage”) has completed the acquisition of approximately 28.6% in the capital of PacNet from Kingsville Capital Limited (“Kingsville”). As a result of the transaction, the representatives of Kingsville on the board of PacNet, namely Mr Tan Bien Kiat who is the present Chairman, and Mr Chew Hai Chwee, will both relinquish their directorships. The PacNet board has also appointed Mr James Tan, Chief Executive Officer of Vantage, and Ms Zhang Yun, Chief Investment Officer of Vantage, as directors of PacNet.

Based on the information from its Annual Report for FY 2004 filed with the SEC and the public announcements made by PacNet in the U.S., the substantial shareholders of PacNet having an equity interest of 5% or more also include Nordinvest Norddeutsche Investment-Geselleschaft mb (about 6.02%).

7.	RATIONALE FOR THE OFFER

The Offeror has built a track record of more than 10 years as an Internet telephony service provider with business presence in Singapore, Cambodia, China, Hong Kong, Japan, Malaysia, Taiwan and the United States of America. PacNet is one of the leading Internet service providers with an established presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. The synergistic and complementary businesses and geographical presence of the MediaRing Group and PacNet group are expected to provide ample opportunities for cross-marketing and bundling of services, brand leveraging, and cost rationalisation through economies of scale. Such synergies, if realised, are expected to enable the enlarged group to improve its efficiency and to compete more effectively against competitors in the abovementioned markets. If the Offer is made and it is successful, the enlarged group will become a one-stop premier provider of voice and date services in the Asia Pacific region.

The Offeror therefore wishes to acquire at least a majority stake in PacNet in the event that the Offer is made.

The Offer, if made, presents an opportunity for PacNet Shareholders to sell their PacNet Shares for cash at a premium to the recent market trading prices of PacNet Shares.

8.	COMPULSORY ACQUISITION AND INTENTION TO DE-LIST

If the Offeror receives valid acceptances pursuant to the Offer, if made, in respect of not less than 90% of the Offer Shares, the Offeror presently intends to exercise its right under Section 215 of the Singapore Companies Act, to compulsorily acquire those Offer Shares not acquired by the Offeror pursuant to the Offer.

If the proposed Offer is made and is successful, the Offeror intends to make an application to de-list PacNet from the NASDAQ National Market, and subject to compliance with applicable laws and regulations, the Offeror also intends to terminate the reporting obligations of PacNet under U.S. federal securities laws.

9.	DISCLOSURE OF SHAREHOLDINGS AND DEALINGS

9.1	Interests of Directors in MediaRing shares and debentures

As at the date of this Announcement, the interests of the Directors in the shares and debentures of MediaRing, based on information as recorded in the Register of Directors’ Shareholdings of MediaRing maintained pursuant to Section 164 of the Singapore Companies Act, is as follows:

Name of Director	Direct Interest		Deemed Interest
	No. of MediaRing	%	No. of MediaRing		%
	shares		shares
Walter J Sousa	650,000	0.07	—		—
Khaw Kheng Joo	—	—	—		—
Koh Boon Hwee	1,300,000	0.14	2,915,190	(1)	0.32
Thomas Henrik Zilliacus	—	—	—		—
Sin Hang Boon	—	—	—		—
Eileen Tay-Tan Bee Kiew	—	—	370,000	(2)	0.04
Notes:
(1)	Koh Boon Hwee is deemed to have an interest in 2,915,190 MediaRing shares held by his wife.
(2)	Eileen Tay-Tan Bee Kiew is deemed to have an interest in 370,000 MediaRing shares held by her husband.

As at the date of this Announcement, the outstanding options granted to the Directors of MediaRing are as follows:

Name of Directors	No. of options	Option	Option expiry date
		exercise price
		(S$)
Walter J Sousa	3,000,000	0.1370	6 September 2011
	10,000,000	0.1540	31 January 2012
	138,333	0.1550	15 July 2012

Khaw Kheng Joo	134,795	0.1000	28 May 2013
	10,000,000	0.1030	1 November 2012
	5,000,000	0.1350	11 September 2013
	1,500,000	0.1590	28 February 2015
	750,000	0.1810	16 January 2014

Koh Boon Hwee	16,986	0.1000	28 May 2013
	10,000,000	0.1540	31 January 2012
	200,000	0.1550	15 July 2012
	6,000,000	0.2500	31 January 2012

Thomas Henrik Zilliacus	168,219	0.1000	25 May 2013
	200,000	0.1510	27 April 2015
	200,000	0.1960	26 April 2014

Sin Hang Boon	200,000	0.1510	27 April 2015
	112,877	0.1960	26 April 2014

Eileen Tay-Tan Bee Kiew	49,863	0.1000	28 May 2013
	200,000	0.1510	27 April 2015
	200,000	0.1960	26 April 2014
9.2	Interests of substantial shareholders of MediaRing in MediaRing shares

As at the date of this Announcement, the interests of the substantial shareholders of MediaRing in MediaRing shares, based on information as recorded in the Register of Substantial Shareholders of MediaRing maintained pursuant to Section 88 of the Singapore Companies Act, is as follows:

Shareholding percentage of substantial	Direct Interest		Deemed Interest
shareholders
	No. of	%	No. of	%
	MediaRing		MediaRing
	shares		shares
Venture One Finance Limited(7)	150,330,214	16.56	—	—
NewSmith Opportunities Private Equity Fund L.P.(1)	—	—	150,330,214	16.56
NewSmith Capital GP Limited(2)	—	—	150,330,214	16.56
NewSmith Capital Partners LLP(3)	—	—	150,330,214	16.56
GGV II Delaware L.L.C.(4)	—	—	150,330,214	16.56
Granite Global Ventures II, L.P.(5)	—	—	150,330,214	16.56
Granite Global Ventures II, L.L.C.(6)	—	—	150,330,214	16.56
L&H Investment Company	53,092,270	5.85	—	—
Pol Lucien Comeel Houspie(8)	—	—	53,092,270	5.85

Notes:

(1)	NewSmith Opportunities Private Equity Fund L.P. is deemed to have an interest in 150,330,214 MediaRing shares by virtue of its 45% shareholding in Venture One Finance Limited.

(2)	NewSmith Capital GP Limited is deemed to have an interest in 150,330,214 MediaRing shares by virtue of it being the general partner of NewSmith Opportunities Private Equity Fund L.P., which in turn has a 45% shareholding interest in Venture One Finance Limited.

(3)	NewSmith Capital Partners LLP is deemed to have an interest in 150,330,214 MediaRing shares through its 100% shareholding in NewSmith Capital GP Limited, the general partner of NewSmith Opportunities Private Equity Fund L.P., which in turn has a 45% shareholding interest in Venture One Finance Limited.

(4)	GGV II Delaware L.L.C. is deemed to have an interest in 150,330,214 MediaRing shares by virtue of its 45% shareholding in Venture One Finance Limited.

(5)	Granite Global Ventures II, L.P. is deemed to have an interest in 150,330,214 MediaRing shares by virtue of its 97.95% shareholding interest in GGV II Delaware L.L.C., which in turn has a 45% shareholding interest in Venture One Finance Limited.

(6)	Granite Global Venture II, L.L.C. is deemed to have an interest in 150,330,214 MediaRing shares by virtue of it being the general partner of Granite Global Ventures II, L.P., which in turn has a 97.95% shareholding interest GGV II Delaware L.L.C., which in turn holds a 45% shareholding interest in Venture One Finance Limited.

(7)	Messrs Walter J Sousa and Koh Boon Hwee, directors of MediaRing, collectively hold just below 10% of the issued shares Venture One Finance Limited.

(8)	Pol Lucien Comeel Houspie is deemed to have an interest in 53,092,270 MediaRing shares by virtue of his equity interest in L&H Investment Company.
9.3	Interest of MediaRing in PacNet Shares

As at the date of this Announcement, MediaRing owns 651,572 PacNet Shares, representing approximately 4.86% of the issued and paid-up share capital of PacNet.

Save as disclosed above, as at the date of this Announcement and based on the latest information available to the Offeror, (i) the Offeror, (ii) the directors of the Offeror, (iii) the wholly-owned subsidiaries of MediaRing, (iv) UOB Asia as financial adviser to the Offeror, (collectively, the “Relevant Persons”), do not own, control, nor have they agreed to acquire, any PacNet Shares or securities which carry voting rights in PacNet or are convertible into PacNet Shares or securities which carry voting rights in PacNet, or rights to subscribe for or options in respect of such securities.

9.4	Dealings in PacNet Shares

Based on the latest information available to the Offeror, other than the 651,572 PacNet Shares purchased by MediaRing between 3 August 2005 and 3 January 2006 by way of open market purchases on the NASDAQ National Market at a maximum price of US$6.69510 (in aggregate amounting to US$4,162,684.61) as set out in the table below, none of the Relevant Persons has dealt for value in any PacNet Shares during the period commencing seven (7) months prior to the date of this Announcement.

Date of purchase	No. of PacNet	Average price paid	Total amount paid
	Shares	per PacNet Share	(US$)
		(US$)
3 August 2005	50,000	6.37970	318,985.00
4 August 2005	85,000	6.34390	539,231.50
17 August 2005	30,000	6.15040	184,512.00
18 August 2005	30,000	6.18150	185,445.00
19 August 2005	30,000	6.24883	187,464.90
22 August 2005	50,000	6.50000	325,000.00
23 August 2005	25,140	6.58780	165,617.29
23 August 2005	28,884	6.54699	189,103.26
24 August 2005	28,800	6.67892	192,352.90
25 August 2005	50,000	6.61900	330,950.00
26 August 2005	17,400	6.60782	114,976.07
29 August 2005	43,500	6.69510	291,236.85
1 September 2005	4,700	6.35000	29,845.00
2 September 2005	5,151	6.43397	33,141.38
12 September 2005	10,365	6.55760	67,969.52
22 September 2005	42,800	6.50000	278,200.00
23 September 2005	5,655	6.46693	36,570.49
27 September 2005	36,203	6.36370	230,385.03
28 September 2005	95	6.35000	603.25
29 September 2005	1,800	6.48889	11,680.00
13 October 2005	1,000	6.45000	6,450.00
23 December 2005	30,000	5.90538	177,161.40
29 December 2005	20,079	5.79455	116,348.77
3 January 2006	25,000	5.97820	149,455.00

Total	651,572		4,162,684.61

The above purchases were funded by the internal sources of the Offeror and its subsidiaries.

In the interests of confidentiality, the Offeror and UOB Asia have not made enquiries in respect of certain other parties who are or may be deemed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures, if applicable, will be made in due course and in the Offer Document.

10.	NO IRREVOCABLE UNDERTAKING

As at the date of this Announcement, neither the Offeror nor its concert parties has received any irrevocable undertaking from any holder of Offer Shares to accept or reject the Offer.

11.	OFFER DOCUMENT

If and when the Offer is made, in compliance with applicable law and regulations, the Offer Document containing the terms and conditions of the Offer, and enclosing the appropriate form(s) of acceptance of the Offer, will be despatched to the PacNet Shareholders not earlier than 14 days and not later than 21 days from the date of the Offer Announcement, if made.

12.	OVERSEAS SHAREHOLDERS

If the Offer is made, the making of the Offer to PacNet Shareholders whose addresses are outside Singapore or the United States of America as shown in the register of PacNet (“Overseas PacNet Shareholders”) may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas PacNet Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Overseas PacNet Shareholders will be contained in the Offer Document, if the Offer is made.

13.	RESPONSIBILITY STATEMENT

The Directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of the Offeror has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.
Issued by
UOB Asia Limited
For and on behalf of
MediaRing Ltd
27 February 2006

THE APPENDIX
PRE-CONDITIONS TO THE MAKING OF THE OFFER
The posting of the Offer will be subject to the following Pre-Conditions:-
(1)	MediaRing Shareholders’ Approval: all resolutions as may be necessary or incidental to approve, implement and effect the Offer, the acquisition of any PacNet Shares pursuant to the Offer (including pursuant to any compulsory acquisition pursuant to Section 215 of the Singapore Companies Act) having been passed at a general meeting of the MediaRing Shareholders (or any adjournment thereof).

(2)	Regulatory/Third Party Approvals:
(a)	all approvals, authorisations, clearances, licences, orders, confirmations, consents, exemptions, grants, permissions, recognitions and waivers (the “Authorisations”) necessary or appropriate for or in connection with the Offer, the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of any member of the PacNet group or any associated companies of PacNet (“PacNet Affiliates”) by MediaRing, and/or to carry on the business of any member of the PacNet group or any PacNet Affiliate (including the IDA Approval), from all governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever in any jurisdiction (each a “Relevant Authority”) and including without limitation, Relevant Authorities having jurisdiction over any member of the MediaRing Group or any of its associated companies (“MediaRing Affiliates”), and from persons or bodies with whom any member of the MediaRing Group or any MediaRing Affiliate or any member of the PacNet group or any PacNet Affiliate has entered into contractual arrangements) (i) having been obtained; (ii) if such Authorisations are subject to conditions, the fulfilment prior to the Cut-off Date of all such conditions which are required to be fulfilled prior to the Cut-off Date; and (iii) such Authorisations remaining in full force and effect and no notice or intimation of any intention to revoke, modify or not to renew any of the same having been received and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any jurisdiction having been complied with; and

(b)	all statutory and regulatory obligations in any jurisdiction having been complied with, all necessary or appropriate filings having been made, all necessary or appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction shall have expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of any member of the PacNet group or any PacNet Affiliate.
Pursuant to Sub-section 10.8.1 of the Competition Code, the prior written approval of the IDA must be obtained in respect of MediaRing’s proposal to acquire a direct ownership interest in PacNet pursuant to the Offer, since the Offer, if made and if it becomes unconditional, would result in MediaRing holding an ownership interest in PacNet of 12% or more.

Under the Tender Offer Guidelines issued by the IDA, when a potential offeror intends to make a voluntary offer for shares in a offeree (being a licensee under the Competition

Code), the potential offeror must announce a pre-conditional offer and the potential offeror and the offeree shall apply to the IDA for IDA Approval before the potential offeror makes the voluntary offer.

MediaRing intends to apply for IDA Approval in relation to the consolidation which would result from the proposed Offer, if it becomes unconditional.

(3)	No Injunctions: no Relevant Authority shall have taken, instituted, implemented or threatened or decided or proposed to take, institute or implement, including in relation to the Offer, any action, proceeding, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision, ruling, statement or order or taken any other steps, and there not continuing to be outstanding any statute, regulation, decision, ruling, statement or order, which would or might:
(a)	make the Offer, its implementation or outcome or the acquisition of any PacNet Shares or other securities (or the equivalent) in PacNet or of control of PacNet or any member of the PacNet group or any PacNet Affiliate void, illegal and/or unenforceable, or otherwise, directly or indirectly, restrict, restrain, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge, hinder or frustrate or be adverse to the same (including requiring any amendment or revision of the Offer);

(b)	require, prevent or delay the divestiture or alter the terms of a proposed divestiture by any member of the PacNet group or any PacNet Affiliate or any member of the MediaRing Group or any MediaRing Affiliate of all or any part of their respective businesses, assets or properties, or impose any limitation or prohibition on their ability to conduct their respective businesses or own any of their respective assets or properties or any part thereof or being able to carry on their respective businesses under any name which they presently do so;

(c)	impose any limitation on, or result in a delay in, the ability of the MediaRing Group and the MediaRing Affiliates, directly or indirectly, to acquire, hold or exercise effectively any rights of ownership of shares, loans or securities convertible into shares or any other securities (or the equivalent) in any member of the PacNet group or any PacNet Affiliate held or owned by it or to exercise management control over any member of the PacNet group or any PacNet Affiliate;

(d)	other than pursuant to the Offer, require any member of the MediaRing Group or any MediaRing Affiliate to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the PacNet group or any PacNet Affiliate or any asset owned by a third party;

(e)	require, prevent or delay a divestiture by any member of the MediaRing Group or any MediaRing Affiliate of any shares or other securities (or the equivalent) in any member of the PacNet group or any PacNet Affiliate; and/or

(f)	otherwise materially and adversely affect the assets, business, financial condition, profits, liabilities, prospects or results of operations of any member of the PacNet group or any PacNet Affiliate, which may cause either the net assets or the net profit after tax of the PacNet group to be decreased by more than 5%.
(4)	No Material Transaction: no announcement, agreement, arrangement, memorandum of understanding and/or statement of intention (whether or not legally binding) relating to any Material Transaction (as defined below) shall have been released, entered into and/or completed or consummated.

For these purposes, a “Material Transaction” means a transaction or proposed transaction involving:
(a)	any member of the PacNet group or any PacNet Affiliate or to which any member of the PacNet group or any PacNet Affiliate is a party (i) with a consideration or value (whether in cash or otherwise) equal to or greater than 5% of the unaudited consolidated net asset value of the PacNet group as of the financial year ended 31 December 2005, or (ii) which is outside the ordinary course of business of the PacNet group;

(b)	any issue of PacNet Shares or securities which carry voting rights in PacNet or are convertible into PacNet Shares or securities which carry voting rights in PacNet, or rights to subscribe for or options in respect of such securities (including without limitation, the grant of options under the 1999 Share Option Plan and any stock split or consolidation); and

(c)	a recommendation, declaration or payment by any member of the PacNet group or any PacNet Affiliate of dividends or other distributions (including, without limitation, interim dividends),
(whether such transaction (aa) involves an acquisition, disposal, takeover or tender offer, scheme of arrangement or reconstruction, merger, consolidation or other combination, dual-listed companies structure, joint venture, strategic alliance or otherwise; or (bb) involves a single transaction or a number of related transactions and whether at one time or over a period of time).

(5)	Voting Down of Material Transaction: Without prejudice to the generality of Pre-Condition (4), in the event any announcement, agreement, arrangement, memorandum of understanding and/or statement of intention (whether or not legally binding) relating to any Material Transaction is released and/or entered into, the PacNet Shareholders having voted against the Material Transaction at the extraordinary general meeting of PacNet to be convened to consider such Material Transaction and the PacNet group and the PacNet Affiliates being released and discharged from all obligations and liabilities thereunder.

(6)	No Material Adverse Change: since 31 December 2005:
(a)	there having been no adverse change in the assets, business, financial condition, profits, liabilities, prospects or results of operations of the PacNet group taken as a whole; and/or

(b)	no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the PacNet group or any PacNet Affiliate which could have an adverse effect on the PacNet group taken as a whole, in each case so as to cause either the net assets or the net profit after tax of the PacNet Group to be decreased by more than 5%.

(7)	Adverse Market Conditions: from the date of this Announcement there shall not have occurred:
(a)	any general suspension of trading in, or limitation on prices for, securities on any United States or Singapore, or in the over-the-counter market in the United States or Singapore;

(b)	a commencement of a war, armed hostilities, terrorist attacks or other calamity directly or indirectly involving the United States or Singapore;

(c)	any limitation (whether or not mandatory) by any United States or Singapore governmental or regulatory authority on the extension of credit by banks or other financial institutions;

(d)	any decline in either the Dow Jones Industrial Average, the Standard & Poor’s 500 Index, the NASDAQ National Market or the Straits Times Index by an amount in excess of 10% measured from the date of this Announcement; and

(e)	in the case of any of the foregoing (other than paragraph (d)) existing as of the date of this Announcement, a material acceleration or worsening thereof, in each case so as to cause or affect the average trading price of PacNet Shares to fall below 10% of US$6.4675 (being the average closing price of the PacNet Shares on NASDAQ National Market during the one month period immediately prior to this Announcement) for a period of 10 consecutive trading days.

(8)	Actions on the Part of PacNet. Since the date of the Announcement, PacNet and its subsidiaries shall not have:
(a)	incurred any indebtedness exceeding US$5 million other than in the ordinary course of business and consistent with past practices or any debt containing burdensome covenants;

(b)	authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual right, any material change in PacNet’s capitalization, or other right of PacNet or any of its subsidiaries or any comparable event not in the ordinary course of business;

(c)	authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that could adversely affect either the net assets or the net profit after tax of the PacNet group by more than 5%, or the average trading price of PacNet Shares to fall below 10% of the US$6.4675 (being the average closing price of the PacNet Shares on NASDAQ National Market during the one month period immediately prior to this Announcement) for a period of 10 consecutive trading days;

(d)	transferred into escrow any amounts required to fund or made any payments or agreed to make any payment in relation to any existing or contingent benefit, right, employee share options, employment or severance agreement with any of PacNet’s officers or employees other than in the ordinary course of business and consistent with past practice, or entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its officers, employees, consultants or directors, or made grants or awards or bonus payments thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons;

(e)	except as may be required by law, taken any action to terminate or amend any employee benefit plan or share option plan of PacNet or any of its subsidiaries, or MediaRing shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Announcement;

(f)	amended or authorized or proposed any amendment to the PacNet’s constitutional documents, or MediaRing shall have become aware that PacNet or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to the date of this Announcement;

(g)	issued, sold, or authorized or announced or proposed the issuance of or sale to any person of any debt securities exceeding US$5 million in principal amount or any securities convertible into or exchangeable for debt securities exceeding US$5 million in principal amount or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities exceeding US$5 million in principal amount or incurred or announced its intention to incur any debt exceeding US$5 million in principal amount otherwise than in the ordinary course of business and consistent with past practice.
MediaRing reserves the right to waive in whole or in part any or all of the above Pre-Conditions (other than Pre-Condition (1) and (2), to the extent necessary for the purpose of effecting the Offer). Each of Pre-Conditions (3), (4), (5), (6), (7) and (8) may only be invoked by MediaRing when the circumstances which give rise to the right to invoke the relevant Pre-Condition are of material significance to MediaRing in the context of the Offer. In any event, each of Pre-Condition (2), (3), (4), (5), (6), (7) and (8) may only be invoked by MediaRing after prior consultation with the SIC.
Unless otherwise provided in this Appendix, capitalised terms used in this Appendix shall have the same meaning as defined in the main body of this Announcement.